

February 10, 2020

Kenneth M. Young
Chief Executive Officer
Babcock & Wilcox Enterprises, Inc.
1200 East Market Street
Akron, OH 44305

> **Re: Babcock & Wilcox Enterprises, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 4, 2020**
> **File No. 333-236254**

Dear Mr. Young:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing